Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation ("UAL") and Continental Airlines, Inc. ("Continental") will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL's website at www.united.com under the tab "Investor Relations" or by contacting UAL's Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental's website at www.continental.com under the tab "About Continental" and then under the tab "Investor Relations" or by contacting Continental's Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental's and UAL's current beliefs, expectations or intentions regarding future events.  Words such as "may," "will," "could," "should," "expect," "plan," "project," "intend," "anticipate," "believe," "estimate," "predict," "potential," "pursue," "target," "continue," and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental's and UAL's expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company's plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company's debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental's and UAL's most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

****

The following is a transcript of remarks from UAL’s earnings conference call for the second quarter of 2010, which was held on July 20, 2010.

FINAL TRANSCRIPT

Thomson StreetEvents℠

UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Event Date/Time: Jul. 20. 2010 / 6:00PM GMT

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

C O R P O R A T E   P A R T I C I P A N T S

Tyler Reddien
UAL Corporation - Managing Director - IR

Glenn Tilton
UAL Corporation - Chairman, President & CEO

Kathryn Mikells
UAL Corporation - CFO

John Tague
UAL Corporation - President - United Airlines

Doug McKeen
UAL Corporation - SVP - Labor Relations

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Operator

Dan McKenzie
Hudson Securities - Analyst

Gary Chase
Barclays - Analyst

Kevin Crissey
UBS - Analyst

Hunter Keay
Stifel Nicolaus - Analyst

Bill Greene
Morgan Stanley - Analyst

Michael Linenberg
Deutsche Bank - Analyst

Glenn Engel
Merrill Lynch - Analyst

Bob McAdoo
Avondale Partners - Analyst

James Higgins
Soleil Securities - Analyst

Helane Becker
Dahlman Rose - Analyst

Bill Mastoris
Gleacher & Company - Analyst

P R E S E N T A T I O N

Operator

Good afternoon and welcome to UAL Corporation's earning's conference call for the second quarter of 2010. My name is Shawn and I will be your conference facilitate for today. Following the prepared remarks from UAL's management we will open the line for a question from analysts. At the end of the analyst's Q&A, at approximately 3:00 PM Eastern Time we will take questions from the media. (Operator Instructions). This call is being recorded, and is copyrighted. Please note that no portion of the call may be recorded, transcribed or rebroadcast without UAL's permission. Your participation implies consent to our recording of this call. If you do not agree with these terms simply drop off the line. I would now like to turn the presentation over to your host for today's call. Tyler Reddien, please go ahead.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Tyler Reddien - UAL Corporation - Managing Director - IR

Thank you, Shawn. Welcome to UAL's second-quarter 2010 earnings conference call. Our earnings release and separate investor update were issued this morning and are available at our website at www.united.com/ir. Let me point out that information in the press release and the remarks made during this conference call may contain forward-looking statements, which represents the Company's current expectations or beliefs concerning future events and financial performance. All forward-looking statements are based upon information currently available to the Company. A number of factors could cause actual results to differ materially from our current expectations. Please refer to our press release, Form 10-K and other reports filed with the SEC for a more thorough description of these factors.

Also during the course of our call we will be discussing several non-GAAP financial measures. For a reconciliation of these non-GAAP measures to GAAP measures please refer to the table at the end of our earnings release. Unless otherwise noted, as we walk you through the numbers for the quarter we will be excluding impairment charges, certain other accounting charges, merger-related expenses and fuel hedge noncash net mark-to-market gains and losses. . These items are detailed in the table in note four on page 12 at the end of our earnings release.

And now I'd like to turn the call over to Glenn Tilton, UAL's Chairman President and CEO.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thank you, Tyler, and good afternoon and welcome to everyone on the call. Joining me today, in addition to Tyler, and participating on the call are Kathryn Mikells, our Chief Financial Officer; John Tague, President of United Airlines; and Peter McDonald, our Chief Administrative Officer who is heading up our integration planning with Continental.

At United we've often said we have a great sense of performance urgency. Across virtually every significant metric we continue to deliver solid results against our objectives, driving improvement in our revenue, costs, operational performance, customer service, and very importantly, our profitability. We reported a second-quarter profit of $430 million, an increase of more than $750 million over last year, and an amount equal to Delta's improvement. This is our largest second-quarter profit since 1999 and reflects the positive momentum driven by systemic improvement across our Company. Significantly, these results move us closer to our stated goal of industry margin leadership. We led our peers in net margin in the first quarter, and we expect to again be at or near the top of the five major US carriers this quarter. At United we continue to differentiate our results versus our peers in financial performance and across our scoreboard. We expect our unit revenue growth of nearly 27% to also be industry leading, reflecting the decisions we've made regarding capacity, fleet configuration, and the exceptional work of our revenue management team.

As a result, we are better able to leverage the encouraging increases that we are certainly seeing in travel demand, to the Company's benefit. Nowhere are those results more evident today than in Asia where our unit revenue is up some 52%, more than 15 points higher than our largest competitor in the Pacific. In Latin America, a smaller market for us, unit revenue is up some 56%. It's worth noting that these numbers represent a significant improvement over our performance in 2008, as well as last year. We are also encouraged to see premium cabin bookings up more than 46% for the Pacific and nearly 38% for the Atlantic. As I've said, we remain fully committed to capacity discipline, and while some of our competitors have suggested increases in their forward guidance, we continue to believe that capacity constraint is essential for margin improvement and our guidance is effectively unchanged from October of last year.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

As we continue our work on revenue leadership, we are equally mindful of the need to control our costs. Our consolidated CASM, excluding fuel and profit sharing, was up some 1.9% year over year on a capacity increase of about 1%, which is about a point-and-a-half better than the guidance we issued in June. We enjoy the industry's best cash position, closing the second quarter with $4.9 billion in unrestricted cash, up nearly $2 billion from the end of 2009, and in addition, we have one of the industry’s strongest fuel hedge books. We are delivering strong operational performance, despite significant challenges from the weather during the quarter. We continue to hold the top spot among the five largest US carriers for on-time performance year to date, building on our number one position for 2009.

Our customer satisfaction scores are up significantly, aided by the work we are doing to improve the cleanliness and the workability of our aircraft. Overall customer satisfaction is up 60% compared to our 2008 scores. As John will discuss in some detail our people are doing a great job of delivering against the goals that we outline for you on these calls. Very simply stated, at United we’re doing the work that you should expect of us, showing increased momentum in executing against our plans to deliver on-time performance, margin leadership, and competitive costs. As all of you know, since we last discussed quarterly results with you, we have announced our intent to merge with Continental, creating the world’s leading airline. Today, we announced an agreement in principal on a transition and process agreement with the pilots of both companies. We are encouraged by the collaborative dialog that allowed us to reach this agreement early in the integration planning process. We are on track and making excellent progress toward the merger and it’s close, which Kathryn will discuss in more detail in a moment.

And with that, I’ll hand the call over to Kathryn, who will take us through the numbers in greater detail. Kathryn, over to you.

Kathryn Mikells - UAL Corporation - CFO

Thanks very much, Glenn, and good afternoon, everyone. We’re pleased to announce today our first quarterly profit since 2007. As Glenn said, the actions that we’ve taken position us to out-perform as the economic recovery takes hold and our performance year to date is a powerful proof point. While more will clearly be required to sustain adequate profitability over the long run, we’re off to a good start, enabled by the hard work of our 46,000 people across the Company. Our net profit of $430 million represents an 8.3% net margin, an improvement of 16-margin points over the second quarter of last year. This translates into $1.95 earnings per diluted share, about $0.21 better than the Street consensus of $1.74. Year to date our net margin of 3.6% represents an improvement of over 15 points, and we expect these results to lead our peers. A profitable Company creates rewards for all of our constituents; our people, our investors and the customers in the communities that we serve. Based on our year-to-date profit we accrued $63 million in profit sharing in the quarter. This translates into nearly 5% of each employee’s considered earnings in the first half of the year, and is in addition to the bonuses that we paid out for our on time and customer satisfaction scores.

While we need to earn a full-year profit for the profit-sharing program to pay out we feel pretty good right now about our trajectory for the second half of the year.

This quarter’s results were driven by our strong revenue recovery. Total revenues for the second quarter increased about 28%, or over $1.1 billion. Consolidated passenger unit revenue increased by 27% year over year. Our total passenger traffic volume, as measured by revenue passenger miles, was up 3.9% compared to the year-ago quarter, and combined with our modest 1.1% capacity growth drove a little over a two-point increase in our load factor. Cargo and other revenues for the quarter were $428 million, an improvement of 30% year over year. Cargo revenue increased 57% year over year, as both volumes and yields increased, driven by continued strengthening in cargo demand worldwide.

Moving to costs, operating expense increased by 11%, or $455 million year over year, with about $300 million of that increase attributable to higher fuel expense. The impact of settled fuel hedges was again significantly improved year over year. Our fuel expense reflects $17 million in losses on fuel hedge positions that settled in the quarter, including both premium expense and the impact of hedge in effectiveness. This compares to settled hedge losses of $157 million in the second quarter of 2009, a year-over-year improvement of $140 million. Average mainline jet fuel price for the quarter, excluding hedges, was $2.30 a gallon, up from $1.63 a gallon last year, an increase of more than 40%. Including hedge impacts, our mainline jet fuel price for the quarter was $2.34, about a 20% increase from last year. Our mainline fuel expense was up $191 million year over year, driven entirely by price increase, as our consumption was effectively flat year over year.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Regional affiliate fuel expense was up $110 million, with about $70 million due to fuel price increase and the remainder due to higher regional capacity year over year. Consolidated non-fuel expense in the second quarter was up $154 million, or about 5.2%. Excluding profit sharing expense, our consolidated non-fuel unit costs increased by 1.9% year over year, about a point-and-a-half better than our mid-June guidance. As many of you are aware, most carriers were notified of a refund from the TSA for excess infrastructure charges late in the quarter. Our refund reduced expenses by $17 million. We also booked an inventory reserve adjustment related to spare parts in the quarter that we had anticipated later in the year.

Turning to the balance sheet, we closed the quarter with an unrestricted cash balance of $4.9 billion, slightly above our guidance and one of the strongest liquidity positions in the industry. We generated positive operating cash flow of $874 million in the second quarter and about $800 million in positive free cash flow. Year to date we’ve generated nearly $1.4 billion of operating cash flow and $1.2 billion in free cash flow. We made scheduled debt and net capital lease payments of $135 million and invested $73 million in non-aircraft capital. We closed the quarter with $11.8 billion in total debt, including off-balance sheet obligations, and $6.9 billion in net debt. We’ve reduced net debt significantly, with a $1.4 billion reduction from the same period last year and a $3.9 billion reduction from when we exited bankruptcy in 2006.

Our performance across the board is vastly different than we reported to you just a year ago. We’re proud of the progress that we’ve made and the results we’re reporting today. At the same time, we know we have to continue to be disciplined and to raise the bar to produce strong financial returns over the long term.

And with that, I’ll turn it over to John.

John Tague - UAL Corporation - President - United Airlines

Thanks, Kathy. We laid out a performance agenda for United that was clear, with measurable objectives that you could hold us accountable to, and this quarter further demonstrates our ability to consistently deliver and fulfill our commitment to you. We are generating industry-leading results year to date. At the same time we are improving the overall health of the Company across the scorecard. We have maintained our number one position in on-time performance amongst our network peers on a year-to-date basis, substantially improving our other operating metrics, reducing our cancellation rate by 12%, and our lost baggage rate by 20% year over year in the second quarter.

As Glenn mentioned, our customer satisfaction scores are improving and were up 20% year over year in the second quarter. Domestic customer satisfaction scores have jumped nearly 40% year over year, and 70% from the second quarter of 2008, a clear reflection that we are working as one company and our colleagues are really delivering for our customers. We are achieving unmatched unit revenue growth. Our consolidated unit revenue year over year increased 27%, significantly outpacing each of our peers. Importantly, unit revenue grew 5% versus the second quarter of 2008. Ancillary revenue improvements contributed two points of this growth. Year to date, United is the only major US network carrier to generate positive unit revenue growth versus 2008. Consolidated domestic unit revenues were up 20% in the second quarter, driven by a 19% in yields, as corporate bookings continue to recover. More importantly domestic unit revenues were up 5% from the second quarter of 2008.

International unit revenue was up 43% versus 2Q 2009 and is up 6% versus 2Q 2008. We saw significant improvements in load factor and yield in the premium cabins, with paid load factors up 15 points year over year in the second quarter. As Glenn suggested, we are experiencing a substantial recovery in the Pacific, with year-over-year unit revenue growth of 52%, led by 64% in China, and importantly, 46% year over year in Japan. In Latin America unit revenues were up 56%, primarily due to a 47% increase in yields. In the Atlantic unit revenue increased 33% in the second quarter and was up 3% from the second quarter of 2008. We have optimized our Atlantic network to drive profitability, redeploying capacity to Middle East and downgauging service to London Heathrow. These actions have really paid off, with unit revenues up 44% in London, and 40% in the Middle East. We also added additional markets to the Atlantic this quarter. We introduced service from Chicago to Rome and Brussels and our first service to the African continent, flying from Washington Dulles to Accra.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

We also broadened our network further this quarter with the addition of two new members to the Star Alliance; TAM in Brazil and Aegean in Greece. Our alliance partners continue to be critical to our success, providing access to destinations that we do not directly serve nor can we economically. Star carries 625 million passengers a year, nearly 250 more than Sky Team and over 300 million more than One World. The strength of Star and our anti-trust immunized joint venture agreement the Atlantic and the proposed agreement across the Pacific provide a market-leading platform.

Cargo revenues also posted substantial year-over-year revenue improvement in the second quarter, increasing 57%. Freight volumes are up nearly 40% and yields were up nearly 27%. We also saw continued improvement in pricing quarter over quarter, where yields improved by 11% versus the first quarter of 2010. We continued to grow ancillary revenues in the second quarter, with revenues per passenger of over $14.50, up 10% from the second quarter last year, driven primarily by higher bag fees and the continued successful growth of our economy plus upsell product.

We see continuing evidence of strong revenue recovery as we look across our system for the third quarter. The numbers look very encouraging, particularly in the July and August period. As always, at this time visibility for the fourth quarter is relatively limited. With our focus on improving performance management, we have achieved our first-level objective. Now, we are focused on maintaining that momentum and achieving our longer-term goal of sustained and sufficient profitability. While results are encouraging relative to competitors, more must be done to ensure that we generate adequate full-cycle profitability, and to achieve a general industry return on invested capital which we have long stated is our goal. That said, we are focused on doing the work to put United in the best possible competitive position, to leverage the responsible capacity actions that we’ve led, improve cost effectiveness and the long-awaited opportunity of consolidation along with the early success of unbundling. Our results today tell the story. We have a continued willingness to lead and take responsible actions and calculated risk to reach our financial goals.

Now, back to you, Kathryn.

Kathryn Mikells - UAL Corporation - CFO

Thanks John. Turning the guidance, for the third quarter we expect mainline capacity to be down 0.3% to up 0.7% year over year and consolidated capacity to be up 1.6% to 2.6%. Capacity constraint has been one of the cornerstones fueling our performance, and we remain committed to it. You’ll note that for the full-year 2010 we increased our capacity guidance slightly and expect mainline capacity to be down 1.4% to 2.4% year over year and consolidated capacity to be flat to up 1%. This is up a half a point from our prior guidance due to two factors. About a half of the increase is due to the addition of the capacity associated with our enhanced code share agreement with Aer Lingus, providing service to Washington Dulles to Madrid, which we didn’t originally anticipate reporting on a consolidated basis. The other half of the increase is due to the elimination of scheduled paint visits through the rest of the year in anticipation of repainting the fleet in the new company livery once our merger with Continental is closed.

We understand we need to maintain supply discipline through the business cycle and our guidance is consistent with that philosophy. For the third quarter we expect mainline unit costs, excluding fuel and profit sharing, to be up 3.8% to 4.8%, and consolidated unit cost, excluding fuel and profit sharing, to be up 3.3% to 4.3% year over year. We continue to see similar cost pressure from revenue-related costs, rents and landing fees and incentive compensation, as we saw in the first half of the year. The increasingly-favorable revenue environment is driving higher revenue-related costs than we anticipated at the beginning of the year. As a result, while we modestly beat our cost guidance for the first half of the year, we’re maintaining our consolidated unit cost guidance for the full-year 2010 of up to 2% to 3%.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Turning to fuel, we continue to systematically hedge our fuel price risk, with roughly 40% to 50% of our consumption hedged for the next 12 months. We have about 80% of expected consumption for the third quarter hedged at an average crude equivalent cap of $79 a barrel, and about 75% of our expected consumption for the remainder of the year hedged with an average crude equivalent cap of $80 a barrel. Based on July 16th closing forward prices, mainline jet fuel price is expected to be $2.40 a gallon for the third quarter. This price reflects taxes and the impact of hedges that settle in the quarter, including hedge premiums on those positions.

As we disclosed last quarter the Company has now adopted cash flow fuel hedge accounting, and going forward the changes in the market value of our designated hedge portfolio will be accounted for through the balance sheet until these positions settle, rather than through the income statement as we did under our previous mark-to-market accounting. Over time, this will eliminate non-cash mark-to-market gains or losses, and thereby reduce the volatility in our GAAP results. The transition will take another three quarters, as we continue to recognize the non-cash impact of our hedge positions that existed at March 31st in our GAAP earnings. And we have about $36 million of positive mark-to-market remaining that’ll be reversed over the next three quarters. You can find additional information about our hedge positions and our detailed price outlook, as well, as well as other guidance in our investor update that we issued this morning.

As this quarter clearly demonstrates we’ve built a solid performance platform that we expect will only get stronger as we move forward with our planned merger with Continental. Merger planning work is well underway. Pete McDonald is leading the integration management office work for United and Lori Gobillot is leading the effort for Continental and we’re pleased with the progress that the teams are making. We’ve established about 30 functional integration teams spanning every aspect of the business and they’re meeting regularly to plan for a smooth integration. Each team is comprised of representatives from both companies, driving a very collaborative process as we determine the operating processes and the product offerings of the new company. The focus of every team is to build an integration plan that will allow us for quick implementation post close, ensuring that we have a seamless transition for our people and our customers, as well as early synergy capture as we bring the two companies together.

On the regulatory front the review process with regulatory authorities is proceeding well, and we’re on track to close the merger on the original timeline in the fourth quarter of this year. We’re actively engaged with the Department of Justice officials and we’ve provided responses to a number of their requests for information. We’re also proceeding with the regulatory process in foreign jurisdictions. Canada has issued a no action letter, indicating that they don’t intend to perform a review of the merger at this time, and we’ve completed all required filings with the European Union and in other foreign jurisdictions. We filed our S-4 on June 25th, and are awaiting comments from the SEC. Once the S-4 is finalized, we’ll give notice as of the date of the shareholder’s meeting to approve the deal. We’re on track to hold those meetings late this fall. We’re pleased with the progress on our merger, and we’re very encouraged by the improved results being delivered by everyone across the Company.

And with that, I’ll turn it back to you, Glenn.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thanks, Kathy. United reported a very strong quarter today, a direct result of rigorous work across the Company. As John and the majority of our people focus on building on these results and running a better airline, Kathryn and Pete and a small dedicated team are leading the integration planning with Continental. And as Kathy has outlined, that’s also progressing very well. All of this work creates positive momentum we will take into our planned merger with Continental Airlines late this year.

In closing, as this management team has consistently said, our goal is to achieve sustained and sufficient profitability to deliver margins that are commensurate with other industries across the business cycle. Our proposed merger with Continental is an important step forward and we’ll continue to pursue every opportunity at our disposal to achieve our stated objective. Our current results show us that we are clearly on the right track.

With that, Shawn, we’re ready to open the call to questions.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Q U E S T I O N S A N D A N S W E R S

Operator

Thank you. (Operator Instructions). Our first question comes from Dan McKenzie with Hudson Securities.

Dan McKenzie - Next Generation - Analyst

Yes, hi. Good morning, guys.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Good morning, Dan.

Dan McKenzie - Next Generation - Analyst

I guess this first question is for John, and it relates to China’s GDP growth. If it’s closer 7% versus 10% what does that tell you about where industry capacity needs to be to all of Asia looking ahead? And then just related to that -- and I hope you can talk a little bit about capacity flexibility within the transatlantic JV, just given what’s going on in Europe?

John Tague - UAL Corporation - President - United Airlines

Well, relative to Asia we’ve been pretty modest in our capacity planning for Asia. As you saw we dropped the Dulles to China service over the winter, so we’ve been very constrained in terms of that and that’s certainly leveraging some of our results currently. We don’t see anything on the horizon given the performance we have and the level of spill, frankly, that we’re achieving that gives us pause. I think you’re appropriate to be contextually concerned about what may or may not be going on with Europe looking forward, but we’re not seeing any pressure on our results in the near term. We -- as we always will, we’ll keep an eye out for that and we have the opportunity within the JV to adjust capacity accordingly. We have not seen anything in the data set and the facts that would lead us to believe that we need to do that now.

Kathryn Mikells - UAL Corporation - CFO

And Dan, that is Kathryn. With respect to the Pacific, I think our capacity constraint and discipline clearly showed through in terms of the differential of our result relative to our largest US peer. If you look at our year-over-year increase in terms of passenger unit revenue compared to our largest US peer we were literally 15 points ahead of them for the quarter. And if you look a little further to that, our capacity was relatively flat and that was clearly in contrast all with what was going on with our largest peer. So, as we mentioned in our prepared remarks, clearly capacity discipline has been a cornerstone of our significantly-improved financial results and we understand that we’ve got to manage capacity very wisely over the business cycle.

John Tague - UAL Corporation - President - United Airlines

Yes, to Kathy’s point I’d -- rough estimate our fourth-quarter capacity plan for the Pacific is still off 2007 levels by about 15 points.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Dan McKenzie - Next Generation - Analyst

Wow. Okay, thanks for that color. And guess for my follow-up question, given comments about margin leadership and returns commensurate with other industries, I'm wondering if you could just elaborate a little bit more about what hurdle rate United is using for purposes of internal planning and just related to that, what you really perceive as the bigger impediments to achieving that on a sustained basis?

Kathryn Mikells - UAL Corporation - CFO

Sure. If you look at, I'll call it operating margin as a rough proximity, we think we need to get pretty close to 10% before we're really earning a reasonable return, and we clearly have to produce over the course of the year and over the course of the cycle. So when we look to plan for what’s the financial results that we need to produce, we certainly have that in mind. Clearly over the last couple of years we’ve been focused on simply getting to profitability and that was a pretty significant hurdle for the industry. Now that we’re there we’re clearly focused on not just maintaining profitability but increasing it from here.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Hey, Dan, it's Glenn. So we should be asking you that question given your role on the Department of Transportation's advisory council to enhance the competitiveness of the industry?

Dan McKenzie - Next Generation - Analyst

Well, 10% would be a fantastic result if you could accomplish that over the course of the entire cycle.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

But, Dan, the things -- kidding aside, the things that we're discussing in that forum are illustrative. We’ve said today, United is an innovative company that is pursuing new streams of revenue that the industry has historically has shied away and it’s creating some political consternation in some quarters. We're okay with that, we're willing to engage the debate to establish a level of profitability that is sustainable such that the industry is both viable and competitive relative to international peers going forward. We think that the table that’s being set by the Secretary is an appropriate table for the discussion. All of the decisions that John and Kathryn have spoken to with respect to capacity constraint we think are advisable for an industry that has historically shown precious little.

We continue to press the case relative to the benefits of consolidation, which only a short while ago, Dan, was perceived to be a reach too far and has proven now to be otherwise. So with a billion dollars to a billion dollars more of synergy capture available to the Company and through [progressive integrative] planning, clearly the benefits there are clear. But we continue to push the envelope internally with respect to other means by which we can improve our overall financial performance, whether on the revenue or the cost side, and I think it’s an appropriate thing for the Company to be doing as we enter the integration planning phase with Continental.

Dan McKenzie - Next Generation - Analyst

Well, very good. I appreciate that and I am on the same page with you with respect to the panel, and great quarter.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thank you, Dan.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Operator

Our next question comes from Gary Chase with Barclays.

Gary Chase - Barclays - Analyst

Good afternoon, everybody. Just a quick more formality for Kathryn you mentioned that (inaudible), I forget the terminology you used, but should we assume from your comments that you're now in compliance with the second request? I know you wanted to be there by early July.

Kathryn Mikells - UAL Corporation - CFO

We're well on our way to being there. We've produced over two million pages of documents to date, and so we’re well on our way to getting there and working very closely with them.

Gary Chase - Barclays - Analyst

Okay. Do we -- do you have any set -- is there a timeline for that and are you going to -- is there going to be a release that you issue so we're aware that you've at least made that step?

Kathryn Mikells - UAL Corporation - CFO

We’re not anticipating doing that.

Gary Chase - Barclays - Analyst

Okay. And then the question, I guess, for John is, I was interested in the comment that you guys put in your release in the prepared Q&A where you talked about ancillary revenue and bag fees being a little bit of a drag on RASM and I was just curious if anything, important has changed there as the new fees went into effect? And I understand the mathematical point that you were making there, but I would note your RASM and revenue grew pretty substantially in the first quarter, as well, where it was the exact opposite. It was the contributor of almost a point, not a negative entry, so any color on whether or not there’s just a little bit of resistance as those fees has gone up would be great?

John Tague - UAL Corporation - President - United Airlines

No. No, I think we're still enjoying very positive results, including post the recent increases that you suggest. We merely want to be transparent of that component as we report it differently than some other carriers. Sometimes it's helpful, sometimes it isn't, but it continues to be positive. I will point out that on our system, at least, only about 40% of our total bags worldwide are actually being assessed a fee. So I think when we talk about scaling some of the work that we’ve already done, there continues to be the desire and the need for additional change in our revenue model if we’re going to achieve the kind of financial objectives that Glenn and Dan discussed earlier on the call. But we’re very encouraged by what we're experiencing there currently.

Gary Chase - Barclays - Analyst

And on a per passenger basis, you gave, I think you said something like $14.50, can you tell us what that was in Q1 so we can just get a sense of how that's scaling as the new fees went into effect?

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

John Tague - UAL Corporation - President - United Airlines

Let me have somebody look for that. We'll either get it back to you in a moment or follow up with you.

Kathryn Mikells - UAL Corporation - CFO

Yes, I think it was just a little shy of $14.

John Tague - UAL Corporation - President - United Airlines

Right around $14, Kevin said.

Gary Chase - Barclays - Analyst

Okay, thank you.

Operator

Our next question comes from Kevin Crissey with UBS. Please go ahead with your question.

Kevin Crissey - UBS - Analyst

Good afternoon. Wanted to ask -- I think one of the things that's out there investors are looking at, aside from the capacity, which I think you addressed nicely, perhaps better than one of your larger peers, but on the revenue strength your numbers in an absolute sense are fantastic and your beating your peers but the comparisons are going to get tougher and it's going to be -- the question is, is what’s a good number for Q3 or what's a normal number for Q3. Can you talk about that and how you're progressing against that? You say you're very encouraging, particularly for July and August, but RASM up 15% would be very encouraging in most environments but probably not a good outcome relative to where you are today?

John Tague - UAL Corporation - President - United Airlines

Yes. As you know we don't provide clarity on a forward-looking basis. We do, however, disclose it on a monthly basis, so we’re not far off disclosing the July number and I think that will, obviously, provide a lot of help to everybody as to where we are directionally. We've always focus on the year over two. Obviously that becomes less relevant as we move forward, so I think we've experienced solid year over two growth. But as you point out, on an absolute basis, while that's terrific and it may be very strong competitively we've still got to push for more in terms of peak of the cycle optimization and really establishing more financial performance headroom from the revenue model before we face the next down cycle. And that’s why we are so committed to the concepts of unbundling, ancillary revenues, capacity discipline, those types of things because they’re going to have to continue to change and improve our performance at the rate that they have going forward as we face the inevitable next down cycle.

But I think you'll be pleased with the July number when we release it. I don't want to create any level of perceived concern around isolating July and August. I've spent 26 years worrying about the fall in this business and then soon I'll spend my 27th year worrying about the winter. So as you know in September, and October much of our revenue performance is based upon actual within month booking activity and the quality of it and we don’t have terribly good visibility around that right now and that’s no different this year than it ever has been.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Kevin Crissey - UBS - Analyst

But the trends in those type of bookings has been very strong, right, the (inaudible)

John Tague - UAL Corporation - President - United Airlines

Yes, corporate contracts, premium travel, those types of things that are normally the sources of strong performance are currently performing very well.

Kevin Crissey - UBS - Analyst

Okay, thank you .

Operator

Our next question comes from Hunter Keay with Stifel Nicolaus.

Hunter Keay - Stifel Nicolaus - Analyst

Thanks very much, appreciate it. John, I want to follow up on a comment you made earlier. I think you talked about a pretty high degree of Asian spill, which is pretty impressive considering, obviously, the yield growth. So you're still spilling Asian traffic at a bit of a rapid pace, should we maybe imply that there could be even more yield upside in the coming months? Are you going to try to reduce that spill or how should we maybe interpret that?

John Tague - UAL Corporation - President - United Airlines

I never imagined that we'd have a 52% unit improvement and I never imagined that anyone would ask me if there was more, neither one of those things. But, no, I think Asia continues to perform well and we’re very encouraged by it. Look, United has always had a very good structure to Asia. The San Francisco hub is very, very helpful to us, the western most point, so -- and we’ve done business in China for a very, very long time, as well as the substantial alliance strength that Star enjoys in the Pacific. So there are a lot of things underlying our core performance, as well as our improvement in Asia, and we expect our performance to continue to be extremely competitive versus peers.

Hunter Keay - Stifel Nicolaus - Analyst

Okay, that's great, thanks for that color. And I guess -- I don't know, this is maybe a better question for John or Glenn I'm not sure, but I wonder if you guys could spend a minute talking about the scope clause in the context of this merger. Your scope clause is, at least as it pertains to regional lift, was a lot different than DAL. I think Continental you guys are obviously growing really aggressively in the regional side. Maybe a high level without getting into the details here, how do you guys strategically view -- any maybe we're going to get ahead of ourselves, but how do you strategically view a pro forma Continental-United post merger airline dealing with scope and how do you think about a regional lift fitting into the network?

Kathryn Mikells - UAL Corporation - CFO

Sure, absolutely.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Glenn Tilton - UAL Corporation - Chairman, President & CEO

John and I are going to push it over to Kathryn.

Hunter Keay - Stifel Nicolaus - Analyst

Perfect, thank you, Glenn.

Kathryn Mikells - UAL Corporation - CFO

I think the two management teams are clearly aligned in this area. In advance of us announcing our merger Continental had offered to their pilots the Delta contract plus $1 and clearly part of what they were offering was seeking to get scope relief as it related to regional jets and 70-feet jets compared to what they operate with today. Clearly we have a fair amount of flexibility and that is serving our network very well, which is helping us to generate the kinds of profits that we’re talking to you about today, which, as we mentioned on the call, what we have to do for all of our constituents. So I think the two management teams are very aligned on this issue and that was very clear even in advance of us announcing our merger. Ultimately we’ve got to negotiate a new collective contract with our pilots and I think, as Glenn mentioned in our prepared remarks, we are off to a good start in terms of having negotiated a transition agreement with them already so that we can now take our time and attention and focus it on that single collective bargaining agreement.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Yes, Hunter, Doug McKeen is with us and can speak to any questions you might have relative to the transition agreement, but Kathryn is absolutely right. Very timely for us on a day in which we announced results that we clearly find it's encouraging as we do these to be able to simultaneously announce the results of some really significant work between the two teams, Continental's and ours, to arrive at a joint transition agreement, which we think, as I said in my comments publicly about it, shows really the value of good collaborative work.

Hunter Keay - Stifel Nicolaus - Analyst

Great. Appreciate it, guys, thank you.

Kathryn Mikells - UAL Corporation - CFO

Thank you.

Operator

Our next question comes from Bill Greene of Morgan Stanley.

Bill Greene - Morgan Stanley - Analyst

Yes, just a quick question sort of follow ups on some of revenue stuff. John, I'm curious what inning you think we are in ancillary revenue gain for United standalone. Obviously post merger you might be able to do things differently as a combined company, but -- so where do you think you are now in that?

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

John Tague - UAL Corporation - President - United Airlines

Well, I think it's a proven component of the revenue model in the US, so when you look at the degree of change we've undertaken I think generally, while there's been some friction obviously, we have to pretty much declare it an unequivocal success. It is working. I don't think we're very far along, frankly, and that might be surprising to people given where we are in terms of ancillary revenue generation. We promised our board $1 billion probably four, five years ago in ancillary revenue. I think there's $1 billion dollars in bags and we’ve only hit $400 million of that. So I think that this is the model of the future. I think there's tremendous upside going forward, and I think there's a lot of optional value added, opportunities for our customers, as well. So I'm not a baseball fan but Glenn tells me that equates to the third inning.

Bill Greene - Morgan Stanley - Analyst

What -- I'm just curious, though, you mentioned $1 billion, where does the other $600 million come from?

John Tague - UAL Corporation - President - United Airlines

As I said to you, we're only charging for 40% of our bags. Now we continue to raise per transaction rates but we also have slowly expanded applicability of bag fees. So I think when you look forward over the world over a multiple-year period, it’s my own view that over time you'll see bag fees probably to become more or less ubiquitous, but that’s one man's opinion.

Bill Greene - Morgan Stanley - Analyst

And I guess essentially what you're saying is this net of any negative impact of customer behavior as they adjust to these fees because clearly there will be an adjustment on behavior?

John Tague - UAL Corporation - President - United Airlines

Yes, I think there's been a variety of views as to whether this is simply a fare increase and therefore typical elasticity applies. I would argue that it's not a one for one in that regard and at the end of the day the industry has to be prepared to fly a level of capacity that allows of a compensatory revenue stream. Now the paths in which we may take to get that will vary. It could be unbundling, it could be other things, but the issue is we have to size the business around the customer base that’s prepared to give us a general industry return on capital.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

I think goes back to Dan McKenzie's original question.

Bill Greene - Morgan Stanley - Analyst

Okay, just one follow up just on CASM. You've had a period of low CASM ex-fuel inflation for some time now, but even by the comments and some of the guidance it seems like that could be coming to an end. Does it suggest that the period of structural costs declines is now over and we’ll be going into a period of higher cost inflation?

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Kathryn Mikells - UAL Corporation - CFO

We look at the guidance that we've provided for the full year and think it's pretty reflective of continued good cost control and that's absolutely what you should expect from us and what we intend to deliver.

Bill Greene - Morgan Stanley - Analyst

I think it's safe to say that you had a period of structural removal, right, with getting out of 737's, et cetera. I expect there's not a lot of that left or maybe that's not (inaudible).

John Tague - UAL Corporation - President - United Airlines

That structural removal came with a lot of reduced capacity, took so that didn't make our task per say that much easier.

Kathryn Mikells - UAL Corporation - CFO

But clearly, as we've talked about previously on the call, we kind of take two approaches in terms of ongoing cost control. One is just daily blocking and tackling. It is starting our planning processes earlier than we have ever started them before, so that effectively we are continuously managing to a forward outlook and it is also pushing, again, some of the structural points in the industry, right, commissions being a good example of that. So for us this is really a multi-year book of work that we are working with all of the officers and all of the leadership across the Company and we feel very good about the results that we've delivered. And we assure you it is not easy, but we absolutely have every intention to continue to deliver very good cost control.

Bill Greene - Morgan Stanley - Analyst

All right, thanks for the time.

Operator

Our next question comes from Michael Linenberg with Deutsche Bank.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Hey, Michael.

Michael Linenberg - Deutsche Bank - Analyst

Hey, good afternoon, everyone. Two questions here. I guess to start off, Glenn, with the transition and process agreement with the pilots -- with the Continental and United pilots, what does that really mean, what does that entail? For example, will that allow you and Continental and say your Canada/Lufthansa to maybe fully take advantage of, of what is afforded under the antitrust immunitized transatlantic JV? If you can just give us some additional color, anything?

Glenn Tilton - UAL Corporation - Chairman, President & CEO

I said we had Doug McKeen with us, Michael, and I'll give Doug the opportunity to speak to some of the specifics relative to the agreement.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Michael Linenberg - Deutsche Bank - Analyst

Okay, great.

Doug McKeen - UAL Corporation - SVP - Labor Relations

As it relates to your direct question, really what happens is the collective agreements stay in place and so there's really no modifications as it relates to what happens. The entirety of this agreement is really a structure that facilitates negotiating a new agreement, facilitates implementation of a single seniority list and ultimately facilitates getting to a single collective agreement, and that's really how you think about it.

Kathryn Mikells - UAL Corporation - CFO

And then you had just mentioned does it help enable our Atlantic joint venture. The issue that Continental had in our Atlantic joint venture was their inability to revenue share with another US carrier under their pilot scope agreement.

Michael Linenberg - Deutsche Bank - Analyst

That's right.

Kathryn Mikells - UAL Corporation - CFO

When we close the merger transaction we become one carrier and so that point is mooted.

Michael Linenberg - Deutsche Bank - Analyst

Okay. Okay, great, that's actually a very good thing. And then my second question is to John, when John gave us some of the year-over-year increases in premium, both across the Atlantic and the Pacific, numbers in the plus 40% range, John, how does that -- I know that's off of a low point on 2009, how does that compare to 2008, 2007? Where are we on the premium cabin? We've had an easy comp there, how far along are we really in the recovery here?

John Tague - UAL Corporation - President - United Airlines

Well, we've got a lot of variables going on as we begin to adjust the size of the cabin, too --

Michael Linenberg - Deutsche Bank - Analyst

Okay.

John Tague - UAL Corporation - President - United Airlines

-- so we're still down year over year. Yes, we're still seeing down year over two but --

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Michael Linenberg - Deutsche Bank - Analyst

Okay.

John Tague - UAL Corporation - President - United Airlines

-- certainly a component piece of that, that's not capacity adjusted, that's absolute decline in premium cabin bookings. We have removed some capacity, as well.

Michael Linenberg - Deutsche Bank - Analyst

Okay. Okay, good. So it sounds like there's still more to go. All right, good. Great quarter, guys. Thank you.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thank you, Michael.

Kathryn Mikells - UAL Corporation - CFO

Thank you.

Operator

Our next question comes from Glenn Engel with Merrill Lynch. Please go ahead.

Glenn Engel - Merrill Lynch - Analyst

A couple questions, please, and good afternoon.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Good afternoon.

Glenn Engel - Merrill Lynch - Analyst

My first question is, you forecast you're non-OP to be $170 million to $180 million as compared to $160 million, $170 million in the second quarter. If you're building cash why would this number be worse?

Kathryn Mikells - UAL Corporation - CFO

Simply we're not actually earning very much interest income on the cash that we're building and on a year we're incurring incremental expense associated with some of the transactions that we recently closed. So we closed those transactions at a higher interest rate than effectively some of the debt that we're paying off, so we're seeing a little bit of an increase in interest expense.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Glenn Engel - Merrill Lynch - Analyst

Secondly, can you go over the currency impact, both second quarter and third? (inaudible) dollar be much stronger than the euro, but in fact it's having on both traffic and on yields?

Kathryn Mikells - UAL Corporation - CFO

So in the second quarter internationally foreign exchange impacts added a point-and-a-half to our year-over-year unit revenue increase. On the expense side it really didn't have much of any impact because on the expense side what we saw effectively in terms of foreign exchange in London, where we have a bigger operation, offset some of the other impacts on the expense side so it really didn't have much of an impact on the expense side.

John Tague - UAL Corporation - President - United Airlines

And that point-and-a-half was on the internationals.

Kathryn Mikells - UAL Corporation - CFO

That's right.

Glenn Engel - Merrill Lynch - Analyst

And that's, I assume, on the Asian side rather than the Europe side that you got that plus?

John Tague - UAL Corporation - President - United Airlines

That's correct.

Kathryn Mikells - UAL Corporation - CFO

Correct.

Glenn Engel - Merrill Lynch - Analyst

And so the third quarter would you -- what would you expect the impact to be?

Kathryn Mikells - UAL Corporation - CFO

Yes, we're not guiding to foreign exchange yet for the third quarter.

Glenn Engel - Merrill Lynch - Analyst

Is it any reason to be different than the second quarter what factors would be?

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Kathryn Mikells - UAL Corporation - CFO

It's too early in the quarter for us to know, candidly.

Glenn Engel - Merrill Lynch - Analyst

And what do you see in terms of traffic flows with -- especially in Europe with the currency being -- having changed?

John Tague - UAL Corporation - President - United Airlines

We haven't seen a big shift in source of sale that we would characterize as material.

Glenn Engel - Merrill Lynch - Analyst

Okay, thank you.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thank you.

Operator

Our next question comes from Bob McAdoo with Avondale Partners.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Hey, Bob, how are you?

Bob McAdoo - Avondale Partners - Analyst

My questions have all been answered. Thanks.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thanks, Bob.

Operator

Our next questions come from James Higgins with Soleil Securities.

James Higgins - Soleil Securities - Analyst

Good afternoon, everyone.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Hi Jim.

James Higgins - Soleil Securities - Analyst

Hi. May be my perception but it seems like fall fare sales are coming a little bit earlier this year, can you comment on how they look relative to previous years in terms of --

Kathryn Mikells - UAL Corporation - CFO

Jim, can you do us a favor and -- can you speak up a little bit? We're having a hard time hearing your question.

James Higgins - Soleil Securities - Analyst

The question was, it's my perception that fall fare sales are coming a little bit earlier than usual, and I was wondering if you can comment on how they look previous to sales we're used to seeing?

John Tague - UAL Corporation - President - United Airlines

Yes, the only thing I'd say is I don't think they were materially earlier and they certainly are not unexpected.

James Higgins - Soleil Securities - Analyst

Great.

John Tague - UAL Corporation - President - United Airlines

I characterize that as an annual event.

James Higgins - Soleil Securities - Analyst

Great. Good, thank you very much.

Kathryn Mikells - UAL Corporation - CFO

Thank you.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thanks, Jim

Operator

Our next question comes from Helane Becker with Dahlman Rose.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Hi, Helane.

Helane Becker - Dahlman Rose - Analyst

Thank you very much, operator. Hi, guys. I just -- and ladies.I just have two questions. One is with respect to the Continental merger, are any of the airports in which you operate pushing back, or are they all supportive of the some of the things that you guys want to do? And two, John, you didn't really speak about revenue domestically, could you just talk to what you're seeing in Denver, as an example, versus what you're seeing in Chicago and San Francisco and some of your other domestic operations? Thank you.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

So Helane, the airports are all very supportive and hopeful that the transaction will be accretive to them, as well as to other constituent groups.

Kathryn Mikells - UAL Corporation - CFO

And, Helane, for the last couple of years we’ve been working across all of our airports to co-locate as a result of Continental moving from Sky Team into Star and that work, as well, underway, so the airports were very supportive and working with us to accomplish that and we’ll continue that good work.

Helane Becker - Dahlman Rose - Analyst

Okay.

John Tague - UAL Corporation - President - United Airlines

Like I said, the domestic RASM year over year was up 20 points on a consolidated basis. And looking at that, I don't think there's really any outliers, they're all within, say, three-to-four points of each other, depending upon the hub. So we continue to experience -- Denver you mentioned specifically, I guess I'll give you. That one was up on a mainline basis almost 15 points year over year, so good performance in Denver.

Helane Becker - Dahlman Rose - Analyst

Great. Okay, thank you very much for your help. Appreciate it.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thank you.

Operator

Our next question comes from Bill Mastoris with Gleacher & Company.

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Bill Mastoris - Gleacher & Company - Analyst

Thank you.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Hi Bill.

Bill Mastoris - Gleacher & Company - Analyst

Hi. With really the best liquidity that I can recall in United's history and the prospect for an improved revenue environment relatively, benign fuel prices, and looking forward to 2011 obligations, there is a shot that those obligations might not be redeemed, certainly not by the holders. What would you do, Kathy, with all that excess cash?

Kathryn Mikells - UAL Corporation - CFO

(LAUGHTER) Having a little bit of excess cash is not the worst problem in the world to deal with, but clearly one of our focuses is simply delevering and that's something that we're looking at very closely and, in fact, earlier this month we pre-paid a private transaction, about $75 million worth. We're certainly potentially looking at doing some of the things that we can do before we'd run into a creeping tender on some of our public debt obligations. But we very much understand that during these good economic times we clearly need to strengthen our balance sheet. It's good for shareholders and you can expect that that is going to be a focus of ours.

Bill Mastoris - Gleacher & Company - Analyst

Okay. And then the status of the narrow body order, is that going to be a decision that's going to be made before year end or is that a post merger announcement?

Kathryn Mikells - UAL Corporation - CFO

You have to speak up, we did not --

Bill Mastoris - Gleacher & Company - Analyst

Oh, I'm sorry. The narrow body order --

Kathryn Mikells - UAL Corporation - CFO

Thank you.

Bill Mastoris - Gleacher & Company - Analyst

-- all right -- that you referred to a little bit earlier in the year. Yes, so -- Is -- I'm sorry, go ahead

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F I N A L  T R A N S C R I P T
Jul. 20. 2010 / 6:00PM, UAUA - Q2 2010 UAL Corporation Earnings Conference Call

Kathryn Mikells - UAL Corporation - CFO

No, that's okay, I got the question now. We clearly, in terms of making incrementally very significant fleet decisions, we need to dovetail that with our integration planning so that we can at least make those decisions on the basis of what's going to be right for the new company and the new company's fleet plan. So that's how we will work that.

Bill Mastoris - Gleacher & Company - Analyst

Great, thank you very much.

Kathryn Mikells - UAL Corporation - CFO

Thank you.

Operator

Thank you. Ladies and gentlemen, this concludes the analyst and investor portion of our call today. We will now take questions from the media. I'm not showing any further questions in the queue. I'd like to turn it back over to Glenn for closing comments.

Glenn Tilton - UAL Corporation - Chairman, President & CEO

Thanks very much. I appreciate all the questions, both from the media and from the analysts, and as I said in my close this has been a very strong quarter for our Company and it reflects all of the hard work across the Company but also those commitments that we've made to all of our constituents, including our investors. Thanks very much.

Operator

Thank you. Thank you, ladies and gentlemen. This concludes our call today, you may now disconnect.

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